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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2000


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Enclosed is unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Result of Operations for the interim period ended
September 30, 2000.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-K and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.






































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

            NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

              MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                       SEPTEMBER 30, 2000

Overview

         In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

         On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

         BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

         On January 3, 2000 the Company received $3,685,500 in Base Hire from the Charterer for the period from January 1 to March 31, 2000. In April 2000 the Broker Panel determined that the Additional Hire for the period January 1 to March 31, 2000





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was $1,113,458 i.e. $4,079 per day per Vessel. The hire rate for the 1st quarter was thus $26,076 per day per vessel.

         On April 3, 2000 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2000. In July 2000 the Broker Panel determined that the Additional Hire for the period April 1 to June 30, 2000 was $3,194,315 i.e. $11,701 per day per Vessel. The hire rate for the 2nd quarter was thus $33,701 per day per vessel.

         On June 30, 2000 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2000. In October 2000 the Broker Panel determined that the Additional Hire for the period July 1 to September 30, 2000 was $7,218,203 i.e. $26,153 per day per Vessel. The hire rate for the 3rd quarter was thus $48,153 per day per vessel.

         On October 2, 2000 the Company received $3,726,000 in
Base Hire from the Charterer for the period from October 1 to December 31, 2000.

Results of Operations

         The Company's revenues from the Charter Hire for the period January 1 to September 30, 2000 derived from the Base Hire of $11,097,000 ($13,500 per day per Vessel) and the determined Additional Hire of $11,525,976 ($14,022 per day per Vessel). Total Charter Hire for the period from January 1 to September 30 was $22,622,976 or $27,521 per day per Vessel (T/C equivalent of $36,021 per day per Vessel).

         Net costs during the Report Period were $5,539,793 of which nine months depreciation of the Vessels constitutes
$5,123,280.

         Net profit during the Report Period was $15,928,661.


Liquidity and Capital Resources

         Total Assets of the Company at September 30, 2000 were
$159,774,656 compared to $158,056,330 at December 31, 1999.  Cash held at September 30, 2000 was $2,205,030.

Dividend Payment

         Based on the minimum Base Hire for the 1st quarter of 2000, from January 1 to March 31, the Board of Directors declared in January 2000 a Dividend of $3,300,268.54 or $0.34 per Common Share. The dividend was paid to Shareholders in February 2000.



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         Based on the Additional Hire of $1,113,567 for the 1st
quarter of 2000 and the minimum Base Hire for the 2nd quarter of 2000, from April 1 to June 30, the Board of Directors declared in April 2000 a Dividend of $4,367,973 or $0.45 per Common Share. The dividend was paid to Shareholders in May 2000.

         Based on the Additional Hire of $3,194,373 for the 2nd quarter of 2000 and the minimum Base Hire for the 3rd quarter of 2000, from July 1 to September 30, the Board of Directors declared in July 2000 a Dividend of $6,503,426 or $0.67 per Common Share to be paid to Shareholders in August 2000.

         Based on the Additional Hire of $7,218,203 for the 3rd quarter of 2000 and the minimum Base Hire for the 4th quarter of 2000, from October 1 to December 31, the Board of Directors declared in October 2000 a Dividend of $10,677,267 or $1.10 per Common Share to be paid to Shareholders in November 2000.

         Total declared Dividend per October 2000 is so far
$24,848,934 or $2.56 per Common Share.

         The table below illustrates the historical development of the Dividend per Common Share:

       Period         1997     1998     1999      2000
       ------------------------------------------------
       1st Quarter             0.40     0.32      0.34
       2nd Quarter             0.41     0.32      0.45
       3rd Quarter             0.32     0.35      0.67
       4th Quarter    0.30     0.30     0.36      1.10
       ------------------------------------------------
       Total USD      0.30     1.43     1.35      2.56
       ------------------------------------------------




















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[CAPTION]
NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)

INCOME STATEMENT INFORMATION
All figures in USD

                                 1/1 - 9/30    1/1 - 9/30      3rd Qtr.      3rd Qtr.     1/1 - 12/31
                                    2000          1999           2000          1999          1999
---------------------------  ------------   -----------   -----------   -------------   ------------
Revenue                           22,622,976    11,056,500    10,944,036      3,726,000    14,782,500
Ship Broker Commissions             (138,713)     (138,206)      (46,576)      (46,575)      (184,781)
Management Fee Expense              (187,500)     (187,500)      (62,500)      (62,500)      (250,000)
Insurance Expense                    (63,750)      (75,000)      (21,250)      (25,000)       (97,500)
Other Expenses                       (26,550       (59,543)      (16,290)      (23,425)       (64,004)
Depreciation                      (5,123,280)   (5,123,280)   (1,707,760)   (1,707,760)    (6,831,039)

Net Operating Income              17,083,183     5,472,971     9,089,660      1,860,740     7,355,176

Financial Income                     183,384       154,672        75,177         52,384       220,732
Financial Expenses                (1,337,906)   (1,343,744)     (448,350)     (456,836)    (1,801,232)
                                  -----------   -----------   -----------  ------------    -----------
Net Financial Items               (1,154,522)   (1,189,072)     (373,173)     (404,452)    (1,580,500)
                                  -----------   -----------   -----------  ------------    -----------
Net Profit                        15,928,661     4,283,899     8,716,487      1,456,288     5,774,676
                                  -----------   -----------    ----------    ----------     ----------
Earnings per Share                       1.4          0.44          0.90           0.15          0.59
Cash Flow per Share                     2.17          0.97          1.07           0.33          1.30

BALANCE SHEET INFORMATION
All figures in USD

                                 Sept. 30        Dec. 31
                                   2000           1999
--------------------         ------------   ------------
ASSETS

  Vessels                    150,282,805    155,406,085
  Prepaid Finance charges         61,535         72,395
  Prepaid insurance                7,083         70,833
  Accounts receivables         7,218,203              0
  Cash and cash on deposit     2,205,030      2,507,017
                             -----------     ----------
  Total Assets               159,774,656    158,056,330
                             -----------    -----------

LIABILITIES

  Other Shareholder Equity   129,638,923    127,881,931


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SHAREHOLDER'S EQUITY

  9,706,606 Common Shares,        97,066         97,066
  par value $.01 per share,
  outstanding 50 million
  authorized

Long Term Debt                30,000,000     30,000,000

Accrued Interest                  38,667         77,333
                             -----------    -----------

Total liabilities & equity   159,774,656    158,056,330
                             -----------    -----------







































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  October 10, 2000              By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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